Exhibit (12)
CLEARWATER PAPER CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings before income taxes	$38,234	$111,591	$70,920	$76,196	$275,685
Add: Fixed charges	69,390	53,974	55,706	27,382	20,248
Subtract: Capitalized interest	—	(12,570)	(3,705)	(480)	—
Earnings available for fixed charges	$107,624	$152,995	$122,921	$103,098	$295,933
Fixed charges:
Interest expense[1]	$61,094	$33,796	$44,809	$22,571	$15,505
Rental expense factor [2]	8,296	7,608	7,192	4,331	4,743
Capitalized interest	—	12,570	3,705	480	—
Total fixed charges	$69,390	$53,974	$55,706	$27,382	$20,248
Ratio of earnings to fixed charges	1.6	2.8	2.2	3.8	14.6

[1]	Interest expense, net for the year ended December 31, 2013 includes debt retirement costs of $17.1 million.

[2]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.
The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest and the rental expense factor discussed above.